UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For October 28, 2019

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the Company”)

Correction : Venue for the annual general meeting

Johannesburg, Monday, 28 October 2019. On Thursday, 24 October 2019, Harmony Gold Mining Company Limited (“Harmony” or “the company”) announced the publication of its suite of reports for the financial year ended 30 June 2019 (FY19). The announcement incorrectly indicated the venue for the annual general meeting to be the Sandton Convention Centre.

In line with the formal notice sent to shareholders (also available on our website at www.har.co.za) the correct venue for the annual general meeting to be held on Friday, 22 November 2019 at 11:00am (SA time) is:

The Hilton Hotel
138 Rivonia Road
Sandton

Ends.

For more details contact:

Harmony’s Investor Relations team
+27 011 411 2314

Johannesburg, South Africa
28 October 2019

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: October 28, 2019	By: /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director